

November 8, 2024

Dixon Doll, Jr.
Chief Executive Officer
Roman DBDR Acquisition Corp. II
9858 Clint Moore Road, Suite 205
Boca Raton, FL 33496

> **Re: Roman DBDR Acquisition Corp. II**
> **Amended Registration Statement on Form S-1**
> **Filed October 18, 2024**
> **File No. 333-282186**

Dear Dixon Doll Jr.:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover page

1.   We note the revisions made in response to prior comment 1. We also note the statement that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing eligibility requirements. In light of the disclosure that there is no limit on the amount that the non-managing sponsor investors may purchase in this offering, please revise to disclose whether the limited number of public investors could impact the company's ability to meet the Nasdaq listing requirements.

Summary
Limited Payments to Insiders, page 41

2.   We note your response to prior comment 8. Please revise here and elsewhere as applicable, to clarify whether "members of our management team" include your independent directors. In this regard, the table on page 6 seems to indicate that your independent directors (James Nelson, James Nevels, Bryn Sherman and Michael Woods) may receive consulting, success, advisory or finder's fees in connection with the consummation of your initial business combination.

Dilution, page 104

3.   We note your response to prior comment 13. As previously requested, please disclose outside the table each material potential source of future dilution following the registered offering. In addition, your disclosure should clarify whether any of the items listed in footnote 5 may result in a material future dilution. See Item 1602(c) of Regulation S-K. Lastly, please also discuss the anti-dilution rights relating to the founder shares.

Executive Officer and Director Compensation, page 154

4.   We reissue prior comment 18. Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 5 for their services as a director. See Item 402(r)(3) of Regulation S-K.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 166

5.   We reissue prior comment 20. Please revise to disclose those "certain limited circumstances" when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K. The addition of the reference to the disclosure above is not relevant as the disclosure in this section, other than this sentence does not relate to the membership interests in the sponsor itself.

        Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.